Exhibit (a)(5)(C)


                                                                    NEWS RELEASE

                                   Contact:  Richard N. Grubb, Executive
                                             Vice President and Chief Financial
                                             Officer or Robert A. Freece,
                                             Executive Vice President
                                             610/644-1300


FOR IMMEDIATE RELEASE

           VISHAY ANNOUNCES REGISTRATION STATEMENT DECLARED EFFECTIVE

MALVERN, PENNSYLVANIA, - June 2, 2004 - Vishay Intertechnology, Inc. (NYSE: VSH) today announced that the registration statement filed with the Securities and Exchange Commission relating to the shares of its common stock issuable to holders of its Liquid Yield Option(TM) Notes (LYONs) who exercise their option to require Vishay to repurchase their LYONs on June 4, 2004 has been declared effective.

To exercise the option, holders must deliver a purchase notice to the paying agent at or before 5:00 p.m. New York City time on June 3, 2004, the day before the purchase date, and surrender their LYONs to the paying agent before, on or after the purchase date.

Vishay is required to purchase the LYONs, at the option of the holders, for a purchase price per $1,000 principal amount at maturity of the LYONs of $602.77, the accreted value at June 4, 2004. As permitted by the indenture governing the LYONs, Vishay has elected to pay the purchase price in shares of its common stock. Based upon the computational formula prescribed by the indenture, Vishay will issue 32.6669 shares of common stock per $1,000 principal amount at maturity of the LYONs. The ability of Vishay to pay the purchase price for the LYONs in shares of common stock is subject to certain conditions under the indenture, including effectiveness of the registration statement, which have or which Vishay anticipates will be satisfied. If these conditions are not satisfied prior to the close of business on the purchase date, Vishay will be obligated to pay the entire purchase price in cash. Holders may specify in their purchase notice whether in these circumstances they elect to withdraw exercise of the option with respect to some or all of their LYONs or to receive cash. If a holder fails to indicate its choice in these circumstances, it will receive cash.

The paying agent for the option is The Bank of New York. Copies of the company notice/prospectus and the purchase notice with respect to the LYONs may be obtained from the paying agent, and questions concerning exercise of the option and surrender of the LYONs may be directed to the paying agent, at 101 Barclay Street, 7 - East, Corporate Trust Operations, Reorganization Unit, New York, New York 10286, telephone 212-815-5098.

Vishay, a Fortune 1,000 Company listed on the NYSE, is one of the world's largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, optoelectronics, and selected ICs) and passive electronic components (resistors, capacitors, inductors, and transducers). The Company's components can be found in products manufactured in a very broad range of industries worldwide. Vishay is headquartered in Malvern, Pennsylvania, and has operations in 17 countries employing over 26,000 people. Vishay can be found on the Internet at www.vishay.com.

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